UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-23975

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

First Niagara Financial Group 401(k) Plan

B.	NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

First Niagara Financial Group, Inc.

6950 South Transit Road

P.O. Box 514

Lockport, New York 14095-0514

REQUIRED INFORMATION

The First Niagara Financial Group 401(k) Plan (the “Plan”) is subject to ERISA and therefore is filing the financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA, as of and for the years ended December 31, 2006 and 2005, as an exhibit to this report. Such Plan financial statements and schedule include Reports of Independent Registered Public Accounting Firms thereon.

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm
99

First Niagara Financial Group 401(k) Plan Financial Statements and Schedules as of and for the years ended December 31, 2006 and 2005, with Reports of Independent Registered Public Accounting Firm thereon.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of First Niagara Financial Group, Inc. (as administrator of the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 13, 2007	By:	/s/ Michael W. Harrington
Chief Financial Officer